Exhibit 99.1

UTIME LIMITED
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 28, 2024

Notice is hereby given that UTime Limited, a Cayman Islands company (the “Company”), will hold its Extraordinary General Meeting of shareholders at 10:00AM., Eastern Time, on August 28, 2024 (the “Extraordinary Meeting”) at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution to approve a share consolidation of the Company’s ordinary shares at a ratio of twenty five-for-one such that each twenty five ordinary shares of the Company shall be consolidated into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$100,000 divided into (i) 39,600,000 Ordinary Shares of a par value of US$0.0025 each, and (ii) 400,000 Preference Shares of a par value of US$0.0025 each.

2.	As an ordinary resolution, subject to the approval of Proposal 1, to sub-divide the Ordinary Shares of the Company, by the increase in the Company’s authorized share capital from US$100,000 to US$1,000,000, by the sub-division of 39,600,000 ordinary shares of a par value of US$0.0025 each into 990,000,000 ordinary shares of a par value of US$0.0001 each and the sub-division of 400,000 preference shares of a par value of US$0.0025 each into 10,000,000 preference shares of a par value of US$0.0001 each, and the creation of an additional 9,000,000,000 Ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$1,000,000 divided into 10,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 9,990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each (the “Increase of Authorized Shares”).

Only holders of Ordinary Shares (“Ordinary Shares”) registered in the register of members at the close of business on August 19, 2024, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Mr. Hengcong Qiu, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at www.utimemobile.com or by submitting a request to sherry.f@westock.com.

By Order of the Board of Directors,

/s/ HengCong Qiu
Hengcong Qiu
Chairman and Chief Executive Officer
Date: August 20, 2024

UTIME LIMITED

PROXY STATEMENT

GENERAL

The board of directors of UTime Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the Extraordinary General Meeting to be held on August 28, 2024 at 10:00AM., Eastern Time, or at any adjournment thereof (the “Extraordinary Meeting”).  The Extraordinary Meeting will be held at our headquarters located 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders Ordinary Shares (“Ordinary Shares”) as of the close of business on August 19, 2024, New York time, are entitled to vote at the Extraordinary Meeting.  As of August 19, 2024, 450,930,953 of our Ordinary Shares, par value US$0.0001 per share, were issued and outstanding.

A quorum for the Extraordinary Meeting is the holders of a majority of Ordinary Shares being individuals present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, or proxy.

PROPOSALS TO BE VOTED ON

1.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, the authorized share capital of the Company be consolidated as follows:

From US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

To US$100,000 divided into 39,600,000 ordinary shares of a par value of US$0.0025 each and 400,000 preference shares of a par value of US$0.0025 each;

By the consolidation of 990,000,000 ordinary shares of a par value of US$0.0001 each into 39,600,000 ordinary shares of a par value of US$0.0025 each;

By the consolidation of 10,000,000 preference shares of a par value of US$0.0001 each into US$400,000 preference shares of a par value of US$0.0025 each.

2	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the approval of Proposal No. 1, the authorized share capital of the Company be sub-divided and increased as follows:

From US$100,000 divided into 39,600,000 ordinary shares of a par value of US$0.0025 each and 400,000 preference shares of a par value of US$0.0025 each;

To US$1,000,000 divided into 9,990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

By the sub-division of 39,600,000 ordinary shares of a par value of US$0.0025 each into 990,000,000 ordinary shares of a par value of US$0.0001 each;

By the sub-division of 400,000 preference shares of a par value of US$0.0025 each into 10,000,000 preference shares of a par value of US$0.0001 each;

By the creation of an additional 9,000,000,000 ordinary shares of a par value of US$0.0001 each with the rights attaching to such shares as set out in the amended and restated memorandum and articles of association of the Company.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-2.

VOTING AND SOLICITATION

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll.  The approval of each of the Share Consolidation, Increase of Authorized Shares and Private Placement requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting  In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Mr. Hengcong Qiu, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of UTime Limited, if you hold our Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2024 Annual Report for the year ended March 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2024 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at http://www.utimemobile.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at sherry.f@westock.com.

PROPOSAL 1

TO APPROVE THE SHARE CONSOLIDATION

General

The Board of Directors believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a Share Consolidation of the Company’s ordinary shares at a ratio of twenty five-for-one (the “Share Consolidation”).

The approval of the Share Consolidation requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares, who being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by instructing the registered office to file the notice of the Share Consolidation with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all ordinary shares on an effective date upon approval by the shareholders at the Extraordinary Meeting. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$100,000.00 divided into 1,000,000,000 shares comprising (i) 990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each, to an authorized share capital of US$100,000, comprising (i) 39,600,000 Ordinary Shares of a par value of US$0.0025 each and (ii) 400,000 Preference Shares of a par value of US$0.0025 each.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation of the Company’s ordinary shares at a ratio of twenty five-for-one in the form of shareholder resolutions. The resolutions that will be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company is:

1.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, the authorized share capital of the Company be consolidated as follows:

From US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

To US$100,000 divided into 39,600,000 ordinary shares of a par value of US$0.0025 each and 400,000 preference shares of a par value of US$0.0025 each;

By the consolidation of 990,000,000 ordinary shares of a par value of US$0.0001 each into 39,600,000 ordinary shares of a par value of US$0.0025 each;

By the consolidation of 10,000,000 preference shares of a par value of US$0.0001 each into US$400,000 preference shares of a par value of US$0.0025 each.

Vote Required and Board Recommendation

If a quorum is present, the approval of the Share Consolidation requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE
SHARE CONSOLIDATION AS DESCRIBED IN THIS PROPOSAL 1

PROPOSAL 2

TO APPROVE THE INCREASE OF THE AUTHORIZED SHARES

General

Assuming the approval of the Share Consolidation Proposal, the Board of Directors believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital from US$100,000, comprising (i) 39,600,000 Ordinary Shares of a par value of US$0.0025 each and (ii) 400,000 Preference Shares of a par value of US$0.0025 each, by the increase in the Company’s authorized share capital from US$100,000 to US$1,000,000, by the sub-division of 39,600,000 ordinary shares of a par value of US$0.0025 each into 990,000,000 ordinary shares of a par value of US$0.0001 each and the sub-division of 400,000 preference shares of a par value of US$0.0025 each into 10,000,000 preference shares of a par value of US$0.0001 each, and the creation of an additional 9,000,000,000 Ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$1,000,000 divided into 10,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 9,990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each (the “Increase of Authorized Shares”).

The approval of the Increase of Authorized Shares requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Increase of Authorized Shares by instructing the registered office to file the notice of the Increase of Authorized Shares with the Cayman Islands Registrar of Companies after the approval of the Increase of Authorized Shares.

The Increase of Authorized Shares is conditional upon the approval of Proposal 1 and the Share Consolidation.

If Proposal 1 and the Share Consolidation is not approved then Proposal 2 and the Increase of Authorized will not be presented to shareholders during the Extraordinary Meeting.

Resolution

The resolution that will be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company is:

2.	RESOLVED, AS AN ORDINARY RESOLUTION, THAT, subject to the approval of Proposal No. 1, the authorized share capital of the Company be sub-divided and increased as follows:

From US$100,000 divided into 39,600,000 ordinary shares of a par value of US$0.0025 each and 400,000 preference shares of a par value of US$0.0025 each;

To US$1,000,000 divided into 9,990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each;

By the sub-division of 39,600,000 ordinary shares of a par value of US$0.0025 each into 990,000,000 ordinary shares of a par value of US$0.0001 each;

By the sub-division of 400,000 preference shares of a par value of US$0.0025 each into 10,000,000 preference shares of a par value of US$0.0001 each;

By the creation of an additional 9,000,000,000 ordinary shares of a par value of US$0.0001 each with the rights attaching to such shares as set out in the amended and restated memorandum and articles of association of the Company.

Vote Required and Board Recommendation

If a quorum is present, the approval of the Increase of Authorized Shares requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares, who, being present and entitled to vote at the Extraordinary Meeting, vote at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, TO APPROVE THE
INCREASE OF AUTHORIZED SHARES AS DESCRIBED IN THIS PROPOSAL 2

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.  If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Hengcong Qiu
Hengcong Qiu
Chairman and Chief Executive Officer
Date: August 20, 2024